NO ACT

PE
1-8-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010470

January 14, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-14-2010

Tom MacMitchell
Assistant Secretary and
Senior Director of Legal Affairs
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Re: Brocade Communications Systems, Inc.

Dear Mr. MacMitchell:

This is in regard to your letter dated January 8, 2010 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in Brocade's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Brocade therefore withdraws its December 7, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

January 8, 2010

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Brocade Communications Systems, Inc. – Withdrawal of Request for No Action Regarding Stockholder Proposal Submitted by California Public Employees' Retirement System

Dear Sir or Madam:

By letter dated October 21, 2009, California Public Employees' Retirement System (the "**Proponent**") submitted to Brocade Communications Systems, Inc. (the "**Company**") a stockholder proposal (the "**Proposal**") for inclusion in the Company's proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders.

By letter dated December 7, 2009 (the "**No-Action Request**"), the Company requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted the Proposal from its 2010 Proxy Statement in reliance on Rule 14a-8(i)(9) and (10).

By letter dated January 7, 2010, the Proponent advised the Company that it is withdrawing the Proposal. As a result, the Company wishes to withdraw its No-Action Request.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (408) 333-5833. Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it in the enclosed self-addressed, postage pre-paid envelope. The Company is sending a copy of this letter to the Proponent.

Very truly yours,

BROCADE COMMUNICATIONS SYSTEMS, INC.

Tom MacMitchell

Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs

Enclosures

cc: Peter Mixon, CalPERS
Marte Castanos, CalPERS
Tyler Wall, Brocade Communications Systems, Inc.
Katharine Martin, Wilson Sonsini Goodrich & Rosati



Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000 F. 408.333.8101
www.brocade.com

January 6, 2009

VIA FAX (916-795-3659) AND EXPRESS MAIL

Peter H. Mixon
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, California 94229-2708

RE: CalPERS Shareholder Proposal to Brocade Communications Systems, Inc. by letter dated October 21, 2009 re: deleting supermajority voting requirements

Dear Mr. Mixon:

This letter is to confirm the telephone conversation I had with Mary Hartman Morris of your office on Tuesday, January 5, 2010 regarding your letter dated October 21, 2009 in which you submitted a shareholder proposal (the "***Shareholder Proposal***") regarding deleting supermajority voting requirements in Brocade's certificate of incorporation and bylaws for inclusion in our proxy materials for the 2010 Annual Meeting of Stockholders (the "***2010 Annual Meeting***").

As discussed with Ms. Morris and reflected in the no-action letter request ("***No-Action Letter***") to the Securities and Exchange Commission (the "***SEC***") dated December 7, 2009, Brocade's Board of Directors (the "***Board***") has decided to submit its own proposal (the "***Brocade Proposal***") for the 2010 Annual Meeting to delete the supermajority voting requirements in Brocade's certificate of incorporation and bylaws, and to recommend that Brocade stockholders vote FOR such proposal. Based on my conversation with Ms. Morris, we understand that, in consideration of the Brocade Proposal, CalPERS will voluntarily withdraw its Shareholder Proposal.

In addition, upon receipt of your countersigned letter, Brocade will promptly withdraw its No-Action Letter with the SEC.

Please indicate your agreement with the terms set forth above by countersigning this letter in the space provided below. Countersigning this letter is also evidence of your voluntarily withdrawal of the Shareholder Proposal.

Regards,

Tom MacMitchell

Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs.

cc: Tyler Wall, General Counsel, Brocade Communications Systems, Inc.
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Mary Hartman Morris, CalPERS

AGREED TO AND ACCEPTED:

California Public Employees' Retirement System

Signature: [signature]

Print Name: Mark Castaños

Title: Senior Staff Counsel

December 7, 2009

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. -- Shareholder Proposal Submitted by the California Public Employees' Retirement System

Dear Sir or Madam:

In accordance with Rule l4a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brocade Communications Systems, Inc., a Delaware corporation (the "Company"), hereby gives notice of the Company's intention to omit from its proxy statement (the "2010 Proxy Statement") for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") a stockholder proposal (the "Stockholder Proposal") submitted to the Company by California Public Employees' Retirement System (the "Proponent") under cover of a letter dated October 21, 2009. A copy of the Proponent's proposal together with the related supporting statement is attached as **Exhibit A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2010 Proxy Statement on the grounds that (i) the Company has substantially implemented the Stockholder Proposal, in reliance on the provisions of Rule14a-8(i)(10) and (ii) the Stockholder Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule l4a-8(i)(9).

The Company currently expects to file the definitive 2010 Proxy Statement with the Commission on or about February 26, 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2010 Proxy Statement. Pursuant to Rule l4a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule l4a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Stockholder Proposal to be proper.

I. The Stockholder Proposal

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications Systems, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to delete the supermajority voting requirements in its certificate of incorporation and bylaws.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.5 million participants, and as the owner of approximately 860,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed and implemented, would make the Company more accountable to shareowners by, for example, removing supermajority voting requirements that make it very difficult to declassify the Company's board of directors.

Removal of the Company's supermajority requirements is, in fact, supported by a supermajority of the Company's shareowners. 68.7% of the outstanding shares of the Company voted to support this proposal at the 2009 annual meeting receiving an astonishing 91.2% of the votes cast! Similar vote totals were received in previous years. Still the Company refuses to remove the supermajority vote requirements. Since the change can only be made with the approval of the Company's Board of Directors, the supermajority vote requirements remain in place.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. This is true at the Company which has not only refused to remove its supermajority vote requirements but also its classified board structure. A shareowner proposal to declassify, which has yet to be implemented, received the support of 69.4% of outstanding shares and 92.1% of votes cast. CalPERS is disappointed that the Company would ignore such an overwhelming vote total.

In opposing a previous CalPERS supermajority proposal, the Company's Board of Directors stated that the supermajority provisions "ensure that fundamental changes of this nature can only be made when a broad consensus of stockholders agrees that a change is prudent." Apparently, the Company believes "broad consensus" requires more than 92.1% of the votes and 69.4% of outstanding shares, if the Company's Board of Directors views an issue differently than its shareowners!

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Limiting the ability of shareowners to amend the bylaws has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). If the Company were to remove its supermajority vote requirements, it would be a strong statement that the Company is committed to good corporate governance and its long-term financial performance.

Please vote FOR this proposal.

II. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. Rule 14a-8(i)(10) Background

The Company respectfully requests the Staff's confirmation that the Stockholder Proposal may properly be excluded from the 2010 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Stockholder Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 40018 (May 21, 1988); Rel. No. 34-20091 (August 16, 1983).

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been wiling to grant no-action relief in situations where the essential objective of the proposal as has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

B. The Proposed Amendments Substantially Implement the Stockholder Proposal

(1) Background and Description of the Proposed Amendments

At the recommendation of the Nominating and Corporate Governance Committee (the "NCGC") of the Company's Board of Directors (the "Board"), on December 4, 2009, the Board made the determination to (i) present a proposal to the Company's stockholders at the 2010

Annual Meeting to seek approval of proposed amendments to the Company's Certificate of Incorporation to eliminate the supermajority voting requirements in the Company's Certificate of Incorporation (the "Proposed Amendments") and (ii) amend the Company's bylaws (the "Bylaws") to eliminate the supermajority voting requirements contained in the Bylaws. The Board has authorized and directed the officers of the Company to draft an amendment to the Certificate of Incorporation to implement the Proposed Amendments and prior to the filing of the 2010 Proxy Statement the Board intends to (i) approve a resolution setting forth the specific language of the Proposed Amendments and deem the Proposed Amendments advisable, (ii) submit the Proposed Amendments to the stockholders for consideration at the 2010 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments (the "Company's Proposal"). In addition, the Board has authorized and directed the officers of the Company to draft an amendment to the Bylaws to eliminate the supermajority voting requirements currently contained in the Bylaws. The Board intends to approve and adopt the amendments to the Bylaws (the "Bylaw Amendments") prior to the filing of the 2010 Proxy Statement, contingent upon stockholder approval of the Proposed Amendments contained in the Company's Proposal.

For the Staff's reference, attached hereto as **Exhibit B** is the draft of the proposed amendments to the Certificate of Incorporation implementing the Proposed Amendments and attached hereto as **Exhibit C** is the proposed draft of the Bylaw Amendments.

(2) *Substantial Implementation*

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a stockholder proposal requesting certain actions which would require amendments to charter documents under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendment to the applicable charter document and represents that it will recommend that the stockholders approve such amendments at the next annual meeting. See H.J Heinz Company (May 20, 2008); NiSource, Inc. (March 10, 2008); The Dow Chemical Company (February 26, 2007); Chevron Corp. (February 15, 2007) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments and the company's next annual meeting). As previously described, the Board has already determined to submit the Proposed Amendments to the Company's stockholders for approval and the Board further intends to (i) approve a resolution setting forth the specific language of the Proposed Amendments eliminating the supermajority voting requirements, (ii) deem the Proposed Amendments to be advisable and (iii) recommend to the Company's stockholders that the stockholders approve the Proposed Amendments at the 2010 Annual Meeting. In addition, the Board has already determined to approve the Bylaw Amendment, contingent upon stockholder approval of the Proposed Amendments at the 2010 Annual Meeting. Pursuant to the General Corporation Law of the State of Delaware, the Board's actions to date and further intended actions outlined above constitute the action of the Board necessary to amend the Company's certificate of incorporation and Bylaws, which are necessary to eliminate the supermajority voting requirements contained therein. The Stockholder Proposal urges "the Company to take all steps necessary, in compliance with applicable law, to delete the supermajority voting requirements in its certificate of incorporation and bylaws." Therefore, the Company has substantially implemented the Stockholder Proposal by taking the actions described above and will implement the Stockholder Proposal by submitting the Proposed Amendments to the Company's stockholders for approval at the 2010 Annual Meeting.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(10) because the Company has substantially implemented the Stockholder Proposal, and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2010 Proxy Statement on this basis.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing Rule l4a-8. The Company will supplementally notify the Staff after the Board formally adopts the amendments to the Certificate of Incorporation and the Bylaw Amendments. The Staff has consistently held under Rule l4a8(i)(10) that where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action it will be permitted to supplement its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. See, e.g., Sun Microsystems (August 28, 2008), Johnson & Johnson (February 19, 2008 and February 13, 2006), The Dow Chemical Co. (February 26, 2007); General Motors Corp. (March 3, 2004); Intel Corp. (March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule l4a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action). In this case, although the exact language of the amendments to the Certificate of Incorporation and Bylaw Amendments have not been adopted by the Board in a resolution yet, the Board has made the determination to approve the Bylaw Amendments and present the Proposed Amendments to the Company's stockholders prior to the filing of the 2010 Proxy Statement and the Board intends to recommend that the Company's stockholders vote in favor of the Proposed Amendments at the 2010 Annual Meeting.

III. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Stockholder Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2010 Annual Meeting

The Company respectfully requests the Staff's confirmation that the Stockholder Proposal may properly be excluded from the 2010 Proxy Statement in accordance with Rule l4a-8(i)(9), which permits the exclusion of a proposal that directly conflicts with one of a company's own proposals to be submitted to the stockholders at the same meeting.

Coupled with the Board's intention to approve the Bylaw Amendments that eliminate the supermajority voting requirements in the Bylaws, the Company's Proposal relating to the approval of the Proposed Amendments would eliminate the supermajority voting requirements in the Company's certificate of incorporation, exactly as requested in the Stockholder Proposal.

The inclusion of two conflicting proposals on the same subject matter would lead to confusion of our stockholders. The Stockholder Proposal urges the Company to take all steps necessary, in compliance with applicable law, to delete the supermajority voting requirements in its certificate of incorporation and bylaws. Combined with the proposed Bylaw Amendments, the Company's Proposal fulfills such request. Also, the Stockholder Proposal is precatory, not mandatory, and therefore would not cause the stockholders to take the necessary steps to eliminate the Company's supermajority voting requirements in the certificate of incorporation. That is, should the stockholders vote "for" the Stockholder Proposal and "against" the Company's Proposal, the Company would not yet have the requisite stockholder approval required to amend the certificate of incorporation to eliminate the supermajority voting requirements. Thereafter, the Company would need to seek a separate stockholder vote to approve such amendments to the certificate of incorporation. In addition, inclusion of the Stockholder Proposal would also confuse the stockholders by implying that the Board did not take positive action to implement the results of the 2009 stockholder proposal relating to the same subject matter. Omitting the Stockholder Proposal from the 2010 Proxy Statement will eliminate the possibility of any confusion and will be the most direct path toward eliminating the supermajority voting requirements in the Company's certificate of incorporation, which will ultimately satisfy the Proponent's request.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(9) because it directly conflicts with one of the Company's own proposals and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2010 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Stockholder Proposal from its proxy statement for the 2010 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Tyler Wall at (408) 333-8000, Katharine Martin at (650) 565-3522 or me at (408) 333-5833. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

/s/ Tom MacMitchell
Tom MacMitchell
Senior Director of Legal Affairs and Assistant Secretary

Enclosures

cc: Peter Mixon, General Counsel, CalPERS
Tyler Wall, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

Exhibit A

Stockholder Proposal


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

October 21, 2009

OVERNIGHT MAIL

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: Tyler Wall, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Wall:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the Company's proxy and properly heard at the 2010 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto (for)

PETER H. MIXON
General Counsel

---

[1] CalPERS, whose official address is P.O. Box 942707, Sacramento, California 94229-2708, is the owner of approximately 860,000 shares of the company. CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

Enclosures

cc: Mary Morris, Investment Officer – CalPERS
Michael Klayko, CEO – Brocade Communications Systems, Inc.
David House, Chairman – Brocade Communications Systems, Inc.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications Systems, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to delete the supermajority voting requirements in its certificate of incorporation and bylaws.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.5 million participants, and as the owner of approximately 860,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed and implemented, would make the Company more accountable to shareowners by, for example, removing supermajority voting requirements that make it very difficult to declassify the Company's board of directors.

Removal of the Company's supermajority requirements is, in fact, supported by a supermajority of the Company's shareowners. 68.7% of the outstanding shares of the Company voted to support this proposal at the 2009 annual meeting receiving an astonishing 91.2% of the votes cast! Similar vote totals were received in previous years. Still the Company refuses to remove the supermajority vote requirements. Since the change can only be made with the approval of the Company's Board of Directors, the supermajority vote requirements remain in place.

While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. This is true at the Company which has not only refused to remove its supermajority vote requirements but also its classified board structure. A shareowner proposal to declassify, which has yet to be implemented, received the support of 69.4% of outstanding shares and 92.1% of votes cast. CalPERS is disappointed that the Company would ignore such an overwhelming vote total.

In opposing a previous CalPERS supermajority proposal, the Company's Board of Directors stated that the supermajority provisions "ensure that fundamental changes of this nature can only be made when a broad consensus of stockholders agrees that a change is prudent." Apparently, the Company believes "broad consensus" requires more than 92.1% of the votes and 69.4% of outstanding shares, if the Company's Board of Directors views an issue differently than its shareowners!

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Limiting the ability of shareowners to amend the bylaws has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). If the Company were to remove its supermajority vote requirements, it would be a strong statement that the Company is committed to good corporate governance and its long-term financial performance.

Please vote FOR this proposal.



STATE STREET.

Serving Institutional Investors Worldwide

October 21, 2009
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: Tyler Wall, Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.
2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Brocade Communications Systems, Inc., having a market value in excess of $2,000.
3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number *** FISMA & OMB Memorandum M-07-16 *** of DTC) and shares registered under participant *** FISMA & OMB Memorandum M-07-16 *** in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 21st day of October, 2009 at Sacramento, California.

STATE STREET BANK AND TRUST

As custodian for the California Public
Employees'
Retirement System.

By: ______________________

Name: Sauncerae Gans
Title: Client Service Officer

Exhibit B

Proposed Amendments to Certificate of Incorporation

Article VII, Section 5 of the Company's Certificate of Incorporation shall be amended and restated as follows:

5. The affirmative vote of a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required for the adoption, amendment or repeal of the following sections of the Company's Bylaws by the stockholders of this corporation: 2.2 (Annual Meeting) and 2.3 (Special Meeting).

Article VII, Section 7 of the Company's Certificate of Incorporation shall be amended and restated as follows:

7. Any director, or the entire Board of Directors, may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class.

Article VIII of the Company's Certificate of Incorporation, as set forth below, shall be deleted in its entirety:

ARTICLE VIII

Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal ARTICLE VII or this ARTICLE VIII.

Article IX of this Company's Certificate of Incorporation shall be amended and restated as follows:

The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this right.

Exhibit C

Proposed Amendments to Amended and Restated Bylaws

The following section of the Company's Amended and Restated Bylaws shall be deleted in its entirety:

3.14 REMOVAL OF DIRECTORS

Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, any director or the entire board of directors may be removed from office at any time (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of then then-outstanding shares of the voting stock, voting together as a single class; or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then-outstanding shares of the voting stock.

Article IX (Amendments) of the Company's Amended and Restated Bylaws shall be amended and restated as follows:

ARTICLE IX
AMENDMENTS

The Bylaws of the Corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of a majority of the voting power of the then-outstanding shares of voting stock, voting together as a class, shall be required for the adoption, amendment or repeal of Sections 2.2 and 2.3 of these Bylaws; notwithstanding the foregoing, pursuant to the certificate of incorporation, the board of directors of the Corporation is authorized to adopt, amend or repeal these Bylaws; provided that such power so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal these Bylaws.